[Norlight Telecommunications, Inc. Letterhead]

August 23, 2006

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Norlight Telecommunications, Inc.

Registration Statement on Form 10

File No. 0-51930

Ladies and Gentlemen:

Norlight Telecommunications, Inc., a Wisconsin corporation (the “Registrant”), hereby makes this application to withdraw the Registration Statement on Form 10, File No. 0-51930, filed by the Registrant with the Securities and Exchange Commission (the “Commission”) under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), together with all exhibits thereto (the “Registration Statement”). The Registrant is withdrawing the Registration Statement to reflect the August 1, 2006 change in status of the Nasdaq Global Market and, thereby, its revised listing requirements.

The Registrant intends to list its common stock on the Nasdaq Global Market, which is a part of The NASDAQ Stock Market LLC and which became operational as a national securities exchange under Section 12(b) of the Exchange Act on August 1, 2006. Due to this change in status of The NASDAQ Stock Market LLC from an interdealer quotation system to an exchange in NASDAQ-listed securities and its revised listing requirements, the Registrant intends to re-file its Registration Statement on Form 10 under Section 12(b) of the Exchange Act later today.

The undersigned, on behalf of the Registrant, respectfully requests that the Commission grant the application of the Registrant to have the Registration Statement withdrawn and issue an appropriate order to be included in the files of the Registration Statement to the effect that the Registration Statement has been “Withdrawn upon request of the registrant, the Commission consenting thereto.”

Very truly yours,

NORLIGHT TELECOMMUNICATIONS, INC.

/s/ James J. Ditter
James J. Ditter
President